FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the gistrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc became aware on 12 November 2010 that BlackRock, Inc. had released announcements to The Stock Exchange of Hong Kong Limited on 9 November 2010 and 10 November 2010 2010 pursuant to s.324 of Part XV of the Securities and Futures Ordinance (Cap. 571).

To view the announcements click here:

http://www.rns-pdf.londonstockexchange.com/rns/1218W_-2010-11-12.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                               By:

                                                                                                                                                               Name:   P A Stafford

                                                                                                                                                               Title: Assistant Group Secretary

                                                                                                                                                               Date:  12 November, 2010